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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 10-C

                    REPORT BY ISSUER OF SECURITIES QUOTED ON
                            THE NASDAQ STOCK MARKET
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 13a-17 OR 15d-17 THEREUNDER

                       HAVERTY FURNITURE COMPANIES, INC.
                       ---------------------------------
                 (Exact name of issuer as specified in charter)

           866 WEST PEACHTREE STREET, N.W., ATLANTA, GEORGIA 30308
           -------------------------------------------------------
                  (Address of principal executive offices)

                               (404) 881-1911
              ------------------------------------------------
              (Issuer's telephone number, including area code)


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.     Title of Security  $1 par value Common Stock (Cusip #419596101)
                          -----------------------------------------------------

2.     Number of shares outstanding before the change 8,376,316 (as of 6/30/94)
                                                      -------------------------

3.     Number of shares outstanding after the change  8,798,435 (as of 10/7/96)
                                                      -------------------------

4.     Effective date of change  See Addendum I to Form 10-C (attached)
                                 ----------------------------------------------

5.     Method of change          See Addendum I to Form 10-C (attached)
                                 ----------------------------------------------


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
Specify method (such as merger, acquisition, exchange, distribution,              See Addendum I, to
stock split, reverse split, acquisition of stock for treasury, etc.)              Form 10-C (attached)
                                                                      -------------------------------
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Give brief description of transaction  See Addendum I to Form 10-C(attached)
                                       -------------------------------------

                         II.   CHANGE IN NAME OF ISSUER

1.     Name prior to change    N/A
                            --------------------------------------------------

2.     Name after change    N/A
                            --------------------------------------------------

3.     Effective date of charter amendment changing name    N/A
                                                           -------------------

4.     Date of shareholder approval of change, if required  N/A
                                                           -------------------

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
October 9, 1996                   /s/  Christine M. Jones, Vice President and Secretary
--------------------------        -----------------------------------------------------------
Date                              Officer's name and title
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                            ADDENDUM I TO FORM 10-C
                            (Dated October 9, 1996)

                       HAVERTY FURNITURE COMPANIES, INC.
                          (Commission File No. 0-8498)

                  $1 Par Value Common Stock (Cusip #419596101)



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
OUTSTANDING SHARES AS OF 6/30/94                                                                     8,376,316

PLUS:          Aggregate number of shares issued
               upon exercise of incentive and
               non-qualified stock options under
               the Company's plans since 6/30/94                                                       119,214


LESS:          Aggregate number of shares surrendered
               for cancellation as payment for new
               option shares issued upon exercise of
               incentive and non-qualified stock options
               since 6/30/94                                                                            25,175


PLUS:          Aggregate number of shares issued
               upon exercise of stock options by employees
               under the Company's Employee Stock Purchase
               Plan (Section 423 Plan) since 6/30/94                                                   167,448


LESS:          Aggregate number of shares purchased by
               the Company's Treasury since 6/30/94 in
               10b-18 and block purchases under a stock
               repurchase program authorized by the
               Company's Board of Directors                                                                 -0-


PLUS:          Aggregate number of shares converted to
               Common Stock (Cusip #419596101) from an
               equal number of shares of Class A Common
               Stock (Cusip #419596200) by the holders of
               the shares since 6/30/94                                                                156,012

PLUS:          Aggregate number of shares issued from
               Treasury shares since 6/30/94 to the
               Company's directors as payment of retainer
               fees earned for their services on the
               Board of Directors                                                                        4,620
                                                                                                     ---------

OUTSTANDING SHARES AS OF 10/7/96                                                                     8,798,435

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